SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________________

FORM 6-K

REPORT OF A FOREIGN PRIVATE

ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For August 2021

Commission File Number 0-28800
______________________

DRDGOLD Limited

Constantia Office Park
Cnr 14th Avenue and Hendrik Potgieter Road
Cycad House, Building 17, Ground Floor
Weltevreden Park
South Africa, 1709

( Address of principal executive offices )
______________________

Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20-F or Form 40-F.

Form 20-F ☑

Form 40-F
☐

Indicate by check mark whether the registrant by furnishing the information contained in this
Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-
2(b) under the Securities Exchange Act of 1934.

Yes ☐

No
☑

If ''Yes''

is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Attached to the Registrant Form 6-K filing for the month of August 2021, incorporated by reference herein:

Exhibit

99.1   Release dated August 18, 2021   “
TRADING STATEMENT

AND TRADING UPDATE
FOR THE YEAR ENDED 30 JUNE 2021.”

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DRDGOLD LIMITED
Date: August 18, 2021     By: / s/   Riaan Davel
    Name: Riaan Davel
    Title: C hief Financial Officer

Exhibit 99.1
DRDGOLD LIMITED
(Incorporated in the Republic of South Africa)
(Registration number: 1895/000926/06)
ISIN: ZAE000058723
JSE share code: DRD
NYSE trading symbol: DRD
(“ DRDGOLD ” or the “ Company ” or the “ Group ”)
TRADING STATEMENT

AND TRADING UPDATE

FOR THE YEAR ENDED 30 JUNE 2021
In

terms

of

paragraph

3.4(b)

of

the

JSE

Limited

Listings

Requirements,

companies

are

required

to
publish a

trading statement

as soon

as they

are satisfied,

with a

reasonable degree

of certainty,

that
the financial results

for the current reporting

period will differ

by at least 20%

from the financial

results
of the previous corresponding period.

DRDGOLD

is

in

the

process

of

finalising

its

results

for

the

year

ended

30

June

2021

(“
Current
Reporting

Period
”)

and

shareholders

are

accordingly

advised

that

the

Company

has

reasonable
certainty

that

it

will

report

earnings

per

share

(“
EPS
”)

and

headline

earnings

per

share

(“
HEPS
”)

of
between 160.1 cents and 176.5 cents

compared to EPS and HEPS of

82.5 cents and 82.4 cents

for the
year

ended

30

June

2020

(“
Previous

Corresponding

Period
”),

respectively,

being

an

increase

of
between 94% and 114%.

The expected increases

in EPS and HEPS for the Current Reporting

Period compared to the Previous
Corresponding Period are due mainly to movements in, inter alia , the following items:

1.   Revenue
Revenue increased by R1,084.0 million, or 26%, to R5,269.0

million (2020: R4,185.0 million).

Ergo Mining

Proprietary Limited’s

(“
Ergo
”) revenue

increased by

R878.7 million,

or 29%, to

R3,943.0
million (2020: R3,064.3 million),

due mainly to a

20% increase in the

Rand gold price received

as well
as a 7% increase in gold sold. Volume throughput increased

by 13% to mitigate a 6% decrease in yield
due mainly to the previously reported depletion of high

-grade reserves available to the Knights plant.

Far West Gold Recoveries’ (“ FWGR
”) revenue increased by

R205.3 million, or 18%, to

R1,326.0 million
(2020: R1,120.7 million) due mainly to a 18% increase in the Rand gold price received as well as a 1%
increase in gold sold. Volume

throughput increased

by 2% as yield remained stable at 0.237g/t.

2.   Cash operating costs
The

impact

of

the

increase

in

revenue

on

earnings

and

headline

earnings

was

moderated

by

an
increase in cash operating

costs of R446.7

million, or 17%, to

R3,072.7 million (2020: R2,626.0

million).

At Ergo, cash operating

costs increased by R392.5 million, or

17%, to R2,666.5 million (2020:

R2,274.0
million) due to

the 13% increase

in volume throughput

,

an increase in

the use of

reagents and

a 15%
increase in the cost of power in April 2021.

At FWGR,

cash operating

costs increased

by R54.2

million, or

15%, to

R406.2 million

(2020: R352.0
million) mostly as a result of

increased costs associated with milling,

which was not operational for

the
whole of the previous corresponding period.

3.   Weighted average number of ordinary shares
EPS and HEPS

increased notwithstanding

the full-year impact

on the Current

Reporting Period of

the
issuance

of

168,158,944

shares

to

Sibanye

Stillwater

Limited

at

an

aggregate

subscription

price

of

R1,085,590,116 on 22 January 2020. The weighted average number of ordinary shares for the Current
Reporting Period

increased by

11%

to 855,113,791

from 769,941,874

in the

Previous Corresponding
Period.

4.   Liquidity
As at

30 June

2021, DRDGOLD’s cash

and cash equivalents

was R2,180.0 million

(30 June

2020: R1,715.1
million), with a revolving credit facility with ABSA

Bank Limited of R200 million, available if

needed. During
the year ended

30 June

2021, DRDGOLD

generated free cash

flow (cash inflow

from operating

activities
less cash

outflow from

investing activities)

of R1.1

billion and

paid cash

dividends of

R640.9 million.

The
Group remains free of any bank debt as at 30 June 2021 (30 June

2020: Rnil).

The financial information

contained in this

announcement is the

responsibility of the

directors of

DRDGOLD,
and such information has not been reviewed or reported

on by the Company’s auditors.

The condensed

consolidated reviewed

provisional results

for the

year ended

30 June

2021 are

expected
to be published on or about 25 August 2021.

Johannesburg
18 August 2021

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